FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated July 23, 2013, announcing that the Company has completed the sale of three vessel-owning subsidiaries, in full satisfaction of the underlying loan.

EXHIBIT 1

Seanergy Maritime Holdings Corp. Completes Sale of Three Vessel Owning Subsidiaries in Full Satisfaction of Underlying Loan

July 23, 2013 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today that it has closed on its previously announced agreement to sell through its wholly-owned subsidiary, Maritime Capital Shipping Limited ("MCS"), a 100% ownership interest in its three vessel-owning subsidiaries to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan and other related liabilities. The three subsidiaries own the Handysize dry bulk carriers M/V Asian Grace, M/V African Glory and M/V African Joy and MCS had provided a guarantee under this facility.

As of July 19, 2013, in exchange for the sale, approximately $39.5 million of outstanding debt, accrued interest and swap liabilities were discharged and the guarantee provided by MCS was fully released. In connection with the sale of the subsidiaries, the Company's Board of Directors obtained a fairness opinion from an independent third party. The Company also expects a gain of approximately $21 million as a result of the transaction that will be reflected in the third quarter of 2013.

Following this transaction, the Company's fleet consists of four dry bulk carriers (two Panamax and two Supramax) with a total carrying capacity of approximately 255,109 dwt and the average age is reduced to 12.4 years, from 13.7 years previously.

Stamatis Tsantanis, the Company's Chief Executive Officer, stated: "We are very pleased to announce the closing of the sale of three vessel owning subsidiaries. This transaction results in the further reduction of Seanergy's indebtedness by approximately $39.5 million, and overall, total debt is reduced from $177 million in March 31, 2013 to approximately $135 million today. This is another important step in the Company's restructuring efforts towards a sustainable capital structure that has been ongoing since 2012. Our aim now is to reach an agreement with our remaining lender in order to complete our restructuring plans."

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's fleet consists of four dry bulk carriers (two Panamax, and two Supramax) with a total carrying capacity of approximately 255,109 dwt and an average fleet age of 12.4 years.

The Company's common stock trades on the NASDAQ Capital Market under the symbol "SHIP."

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information

For further information please contact:

Investor Relations / Media

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: July 23, 2013
/s/ Christina Anagnostara
By: Christina Anagnostara
Chief Financial Officer